Exhibit 4.6

Düsseldorf, January 2nd 2004

Reappointment: Mr Ottmar C. Küsel as member of the executive board and chief executive officer

Dear Mr Barnes,

Dear Mr Heldler,

The term of office for the chief executive officer, Ottmar C. Küsel, expires on 31.12.2004.

We have already discussed on the telephone that Mr Küsel should be reappointed for a further three years, that is for the period from January 1st 2005 until December 31st 2007, as member of the executive board and chief executive officer. You have already informed me in a telephone conversation that you will not be objecting to a written vote in line with paragraph 10 section 1, sentence 2 of our corporate articles.

Please find enclosed the proposed resolution with the form for your vote. I would appreciate it if you could return your vote to me at your earliest possible convenience.

Thank you very much.

Yours sincerely,

/s/ Dr. Volker Triebel

(Dr. Volker Triebel)

Dr. Volker Triebel

Chairman of the Rosenthal AG Supervisory Board